Exhibit 12.1

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years ended December 31,
	2012	2011	2010	2009	2008
Earnings
Earnings from continuing operations before income taxes	$4,072	$3,631	$3,778	$4,182	$4,564
Interest expense	383	354	345	308	332
Undistributed earnings from equity investees, net	20	(104)	(81)	(60)	(43)
Portion of rents representative of the interest factor	48	59	48	53	48

Earnings from continuing operations before income taxes, as adjusted	$4,523	$3,940	$4,090	$4,483	$4,901

Fixed Charges
Interest expense	$383	$354	$345	$308	$332
Portion of rents representative of the interest factor	48	59	48	53	48

Total fixed charges	$431	$413	$393	$361	$380

Ratio of Earnings to Fixed Charges	10.5	9.5	10.4	12.4	12.9